
August 26, 2010

Mr. Steven L Newman
Chief Executive Officer
Transocean Ltd.
Blandonnet International Business Center
Chemin de Blandonnet 2
Building F, 7th Floor
Vernier, Switzerland

> **Re:** **Transocean Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **Response letter dated August 16, 2010**
> **File No. 0-53533**

Dear Mr. Newman:

We have reviewed your filings and response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Historical 2009 Compared to 2008

Income Tax Expense, page 47

1.   We note your response to prior comments two and three from our letter dated August 4, 2010 and your revised disclosures in your Form 10-Q for the quarterly period ended June 30, 2010. Please confirm that in future filings you will provide enhanced disclosure that will enable investors to understand a) which of your significant taxing jurisdictions have enacted taxes based on gross revenues versus income before taxes; and b) how your rig operating structures impact your effective tax rate.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or Norman Von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director